[Janus Capital Letterhead]

June 18, 2020

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 295

Dear Mr. Grzeskiewicz:

On behalf of the Registrant and Janus Henderson Global Sustainable Equity Fund (the “Fund”), this letter is in response to your comments made by telephone on May 21, 2020 with respect to the Registrant’s Post-Effective Amendment No. 295 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on April 6, 2020. We have summarized your (referred to herein as the “Staff”) comments to the best of our understanding and provided our responses to your comments below.

1.	Staff Comment: The Staff requested completed fee tables for the Fund at least a week before the effective date of the post-effective amendment to the registration statement.

Response: The Registrant has provided completed fee tables for the Fund in Appendix A to this letter.

2.

Staff Comment: Given the use of “sustainable equity” in the Fund’s name, the Staff stated that the disclosure in the principal investment strategies section should clarify that the Fund’s 80% investment policy encompasses investing in equity securities that meet globally sustainable criteria. The Staff noted that the concept of sustainable investing suggests investments in environmentally-friendly companies (e.g., natural resources, issuers with strong environmental, social, and governance (“ESG”) policies), so the Fund should have an 80% policy to invest either in environmentally-friendly or ESG issuers.

Response: Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”), generally requires that if a fund’s name suggests a particular type of investment, industry or geographic focus, then the fund must invest 80% of its assets in the type of investment, industry, country or geographic region suggested by the name. The Names Rule does not apply to fund names that describe a fund’s investment objective, strategy, or policies. The Registrant believes that its use of “sustainable” in the Fund’s name, as well as the ESG investing style, both suggest a type of investment strategy (to which the Names Rules does not apply) as opposed to a type of investment. In the context of the investment adviser’s style, these terms connote subjective factors that are considered, among other factors, in the investment process rather than types of securities (see Comment/Responses No. 5 and No. 6 below). Accordingly, the Registrant believes that the Names Rule does not apply to its use of “Sustainable” in its name.

Further, the Registrant believes the Fund’s disclosure clearly communicates to investors that the Fund will incorporate elements of sustainability and ESG principles in selecting equity securities for the Fund’s portfolio. For example, the Registrant notes that the Glossary of Investment Terms includes definitions of ESG factors and sustainable investing.

3.

Staff Comment: The Staff noted that many funds with “global” in their names invest at least 40% of their assets in securities outside of the United States (or 30% in the event that a fund is taking a temporary defensive position). The Staff stated that it expects the Registrant to include disclosure in the registration statement that clarifies the “global” nature of the Fund’s investments.

Response: The SEC stated explicitly in the adopting release for the Names Rule that the use of the term “global” is not subject to the Names Rule.1 The Registrant’s disclosure in the principal investment strategies section states that, under normal circumstances, the Fund expects to “maintain investments in securities of issuers or companies that are economically tied to different countries throughout the world, including the United States.” Accordingly, the Registrant believes that the Fund’s disclosure of its principal investment strategies is consistent with the Names Rule and related guidance regarding the use of the term “global” in fund names.

4.

Staff Comment: To the extent that investing in emerging markets issuers is a principal investment strategy for the Fund, the Staff asked the Registrant to include disclosure regarding such investments in the summary prospectus.

Response: The Registrant confirms that investing in emerging markets issuers is not a principal investment strategy for the Fund.

5.

Staff Comment: The Staff noted that the Fund’s name suggests a focus on ESG factors in the security selection process. The Staff asked the Registrant to consider revising the disclosure in the principal investment strategies section to the extent ESG factors are prioritized in the stock selection process over other considerations, such as a company’s return of capital or financial models.

Response: The Registrant notes that while ESG factors are considered in the investment process, the portfolio managers also employ a “bottom-up” approach in selecting investments based on fundamental research. The portfolio managers consider, among other factors, a company’s growth potential, competitive positioning, operational quality and strategy, as well as return of capital or financial models. Since both ESG factors and fundamental research factors are considered together, the Registrant believes its current disclosure accurately reflects the Fund’s investment process.

6.	Staff Comment: The Staff asked the Registrant to disclose whether a proprietary or a third party model is used to select stocks for the Fund.

Response: The Registrant notes that both proprietary and third-party processes are used to select stocks for the Fund. This process involves the use of a negative screen administered by a third-party that identifies companies that are considered to have a potentially negative impact on the development of a sustainable global economy. Once such companies are eliminated from the pool of viable investments, the portfolio managers

1 See also Question 10 of Frequently Asked Questions About Rule 35d-1 (Investment Company Names) at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“The terms ‘international’ and ‘global’ connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.”).

2

employ a proprietary process that considers ESG factors and a company’s fundamentals to select securities. The Registrant will update the disclosure in response to this comment.

7.

Staff Comment: The Staff asked the Registrant to clarify whether ESG factors or investments in environmentally-friendly companies are considered for every investment. For other factors considered in the investment process, the Staff stated that such factors can be disclosed in the disclosure required under Item 9 of Form N-1A.

Response: The Registrant confirms that except for cash and similar instruments, ESG factors are considered in connection with selecting each security. However, and as noted above, the portfolio managers also consider a company’s fundamentals in the security selection process. For example, when choosing between two similar companies that both demonstrate adherence to ESG practices, the portfolio managers will evaluate the strength of each company’s fundamentals before arriving at an investment decision. Accordingly, the Registrant believes that it is appropriate to disclose the two-pronged nature of the security selection process in the disclosure required under Item 2 of Form N-1A.

8.	Staff Comment: The Staff asked the Registrant to briefly describe the criteria used in the negative screening process.

Response: The Registrant notes that the negative screening process is designed to identify products or services that are considered to negatively impact the environment or society, such as issuers based in countries subject to economic sanctions, issuers that stand to be disrupted by the transition to a low-carbon economy, and issuers that engage in activities related to the production or sale of products such as fossil fuels, alcohol, tobacco, and armaments. The negative screening process is not designed to consider factors such as a company’s historic and projected return on capital, balance sheets, and financial models; however, and as noted above, these factors are considered by the portfolio managers in identifying potential investments for the Fund. In response to the comment, the Registrant will update the disclosure to reflect that the screening process is intended to identify products or services that are considered to negatively impact the environment or society.

9.

Staff Comment: As it relates to the current global pandemic of COVID-19, the Staff asked the Registrant to consider if risk disclosures should be revised based on how current events could affect the Fund and its investments. The Staff further noted that if the Registrant felt that no revisions to risk disclosures are warranted, to explain its reasoning.

Response: The Registrant has updated the risk disclosure in the prospectuses and statement of additional information to contemplate risks related to global pandemics, such as COVID-19.

10.	Staff Comment: The Staff requested completed composite performance tables for the Fund at least a week before the effective date of the post-effective amendment to the registration statement.

Response: The Registrant has provided completed composite performance tables for the Fund in Appendix B to this letter.

11.	Staff Comment: The Staff noted that the comments provided also apply to the prospectus for Class D Shares of the Fund.

Response: The Registrant acknowledges the above comment.

*        *        *

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Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Senior Legal Counsel

Enclosure (via EDGAR only)

cc:	Kathryn Santoro, Esq.

Thea Kelley

Deborah B. Eades, Esq.

Bruce A. Rosenblum, Esq.

4

Appendix A

FUND SUMMARY

Janus Henderson Global Sustainable Equity Fund

Ticker:	JEASX	Class A Shares	JESSX	Class S Shares	JETNX	Class N Shares
	JECTX	Class C Shares	JEUIX	Class I Shares	JETTX	Class T Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Sustainable Equity Fund seeks long-term growth of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. For Class A Shares, you may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Janus Henderson mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in the “Purchases” section on page [    ] of the Fund’s Prospectus and in the “Purchases” section on page [    ] of the Fund’s Statement of Additional Information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class I Shares or Class N Shares of the Fund that are not reflected in the table or in the example below.

SHAREHOLDER FEES
(fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class N	Class T
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None	None

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class S	Class I	Class N	Class T

Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%

Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None	None

Other Expenses(1)	0.47%	0.51%	0.66%	0.47%	0.42%	0.66%

Total Annual Fund Operating Expenses(2)	1.47%	2.26%	1.66%	1.22%	1.17%	1.41%

Fee Waiver(2)	0.31%	0.31%	0.31%	0.31%	0.31%	0.31%

Total Annual Fund Operating Expenses After Fee Waiver(2)	1.16%	1.95%	1.35%	0.91%	0.86%	1.10%

(1)	Since the Fund is new, Other Expenses are based on the estimated expenses that the Fund expects to incur in its initial fiscal period.
(2)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus/administrative fees payable by any share class; brokerage commissions; interest; dividends; taxes; acquired fund fees and expenses; and extraordinary expenses) exceed 0.85% for at least a one-year period commencing on June 25, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. For a period beginning with the Fund’s commencement of operations (June 25, 2020) and expiring on the third anniversary of the commencement of operations, or when the Fund’s assets meet the first breakpoint in the investment advisory fee schedule (0.75% of the first $2 billion of the average daily closing net asset value of the Fund), whichever occurs first, Janus Capital may recover from the Fund fees and expenses previously waived or reimbursed, which could then be considered a deferral, if the Fund’s expense ratio, including recovered expenses, falls below the expense limit.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your

2	Janus Henderson Global Sustainable Equity Fund

investment has a 5% return each year and that the Fund’s operating expenses without waivers or recoupments (if applicable) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If Shares are redeemed:	1 Year	3 Years

Class A Shares	$716	$1,013

Class C Shares	$329	$706

Class S Shares	$169	$523

Class I Shares	$124	$387

Class N Shares	$119	$372

Class T Shares	$144	$446

If Shares are not redeemed:	1 Year	3 Years

Class A Shares	$716	$1,013

Class C Shares	$229	$706

Class S Shares	$169	$523

Class I Shares	$124	$387

Class N Shares	$119	$372

Class T Shares	$144	$446

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. Because the Fund was not in operation during the most recent fiscal year, no portfolio turnover information is available.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. The Fund will typically invest in companies whose products and services are considered by the portfolio managers as contributing to positive environmental or social change and sustainable economic development, including those that are strategically aligned with environmental and social megatrends such as climate change, resource constraints, growing populations, and aging populations. The Fund expects under normal circumstances to maintain investments in securities of issuers or companies that are economically tied to different countries throughout the world, including the United States. The Fund’s investments may be in non-U.S. currency or U.S. dollar-denominated.

The Fund generally invests in a core group of 50-70 equity securities, which consist primarily of common stocks, but may also include other types of instruments, such as depository receipts and warrants. The Fund may also invest in real estate investment trusts (“REITs”). The Fund will invest primarily in larger, well-established companies but may also invest in mid-and small-sized companies. The Fund’s uninvested assets may be held in cash or similar instruments.

In selecting investments, the portfolio managers employ a “bottom-up” approach that focuses on fundamental research and considers, among other factors, a company’s growth potential, competitive positioning, operational quality, and strategy. The portfolio managers may also consider factors such as a company’s historic and projected return on capital, balance sheets, and financial models. In selecting investments, the portfolio managers will also consider environmental, social, and governance (“ESG”) factors that can create sustainable value, such as a company’s supply chain, reputation, brand value, and use of management incentives. Key ESG factors considered as part of the investment process include corporate governance, human capital and diversity, carbon footprint, and business ethics.

The portfolio managers employ a screening process to identify companies that are considered to have a potentially negative impact on the development of a sustainable global economy. By applying this screening process, the Fund seeks to avoid investing in issuers whose products or services are considered to negatively impact the environment or society, such as issuers based in countries subject to economic sanctions, issuers that stand to be disrupted by the transition to a low-carbon economy, and direct investments in products such as fossil fuels, alcohol, tobacco, and armaments.

3	Janus Henderson Global Sustainable Equity Fund

FUND SUMMARY

Janus Henderson Global Sustainable Equity Fund

Ticker:	JEDTX	Class D Shares*
*	Class D Shares are closed to certain new investors.

INVESTMENT OBJECTIVE

Janus Henderson Global Sustainable Equity Fund seeks long-term growth of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)	Class D

Management Fees	0.75%

Other Expenses(1)	0.62%

Total Annual Fund Operating Expenses(2)	1.37%

Fee Waiver(2)	0.37%

Total Annual Fund Operating Expenses After Fee Waiver(2)	1.00%
(1)	Since the Fund is new, Other Expenses are based on the estimated expenses that the Fund expects to incur in its initial fiscal period.
(2)

Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding administrative services fees (including out-of-pocket costs), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.85% for at least a one-year period commencing on June 25, 2020. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. For a period beginning with the Fund’s commencement of operations (June 25, 2020) and expiring on the third anniversary of the commencement of operations, or when the Fund’s assets meet the first breakpoint in the investment advisory fee schedule (0.75% of the first $2 billion of the average daily closing net asset value of the Fund), whichever occurs first, Janus Capital may recover from the Fund fees and expenses previously waived or reimbursed, which could then be considered a deferral, if the Fund’s expense ratio, including recovered expenses, falls below the expense limit. There is no guarantee that the Fund’s assets will reach this asset level.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses without waivers or recoupments (if applicable) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Class D Shares	$ 139	$ 434

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. Because the Fund was not in operation during the most recent fiscal year, no portfolio turnover information is available.

PRINCIPAL INVESTMENT STRATEGIES

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. The Fund will typically invest in companies whose products and services are considered by the portfolio managers as contributing to positive environmental or social change and sustainable economic development, including those that are strategically aligned with environmental and social megatrends such as climate change, resource constraints, growing populations, and aging populations. The Fund expects under normal circumstances to maintain investments in securities of issuers or companies that are economically tied to different countries

2	Janus Henderson Global Sustainable Equity Fund

Appendix B

SUPPLEMENTAL PERFORMANCE INFORMATION

Because Janus Capital, together with its affiliates (collectively referred to as “Janus Henderson Investors”), manages other accounts in a substantially similar manner to the way in which Janus Capital expects to manage the Fund, the following supplemental performance information is being provided to assist prospective investors in making an informed investment decision. The following table provides historical performance information for the Janus Henderson Global Sustainable Equity Composite (the “Composite”), a composite of all accounts managed by Janus Henderson Investors with substantially similar investment objectives, policies, and investment strategies as the Fund. The Composite was obtained from the records maintained by Janus Henderson Investors. The following presentation shows the Composite performance gross of fees and also as adjusted to reflect the estimated net expenses of Class A Shares, Class C Shares, Class S Shares, Class I Shares, Class N Shares, and Class T Shares of the Fund, which include the effect of fee waivers and/or expense reimbursements, as applicable. As of December 31, 2019, the Composite consisted of two non-U.S. pooled investment vehicles. The MSCI World IndexSM (net of foreign withholding taxes) is the benchmark for the Fund and the MSCI World IndexSM (gross of foreign withholding taxes) is the benchmark for the Composite.

Please note that the Composite does not represent the performance of the Fund. The Composite performance should not be considered a substitute for the Fund’s performance, and the Composite performance is not necessarily an indication of the Fund’s future performance.

The accounts included in the Composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed on mutual funds by the Investment Company Act of 1940, as amended, and the Internal Revenue Code, which, if applicable, may have adversely affected the performance of these accounts. Accordingly, performance of the Fund may differ from accounts comprising the Composite due to such differences.

The Composite is calculated differently than the method used for calculating Fund performance pursuant to Securities and Exchange Commission guidelines. Composite returns are net of transaction costs and gross of non-reclaimable withholding taxes. The gross performance results presented do not reflect the deduction of investment advisory fees. Returns will be reduced by such advisory fees and other expenses. The Composite is asset weighted by beginning-of-period asset values. Investment results are time-weighted performance calculations representing total return. Returns are calculated using geometric linking of monthly returns. The Composite is valued at least monthly, taking into account cash flows. All realized and unrealized capital gains and losses, as well as all dividends and interest from investments and cash balances, are included. Equity dividends are accrued as of the ex-dividend date. Investment transactions are accounted for on a trade date basis. The base currency of the Composite is British Pounds and has been converted to U.S. dollars for purposes of this presentation. Composite results include all actual fee paying, discretionary portfolios with substantially similar investment objectives, policies, and investment strategies as the Fund including those clients no longer with Janus Henderson Investors. Accounts are included in the Composite beginning with the first full month of performance to the present or to the cessation of the client’s relationship with Janus Henderson Investors. Terminated accounts are included through the last full month in which they were fully invested. No alterations of the Composite have occurred due to changes in personnel.

Average Annual Total Returns for periods ended December 31, 2019

	1 Year	3 Years	5 Years	10 Years

Janus Henderson Global Sustainable Equity Composite	39.04%	17.47%	10.57%	10.82%

MSCI World IndexSM(1)	28.40%	13.20%	9.36%	10.08%
(reflects no deduction for expenses, fees, or taxes)

Composite Adjusted to Reflect Estimated Fees and Expenses of Class A Shares(2)	30.30%	13.94%	7.99%	8.87%

Composite Adjusted to Reflect Estimated Fees and Expenses of Class C Shares(3)	35.43%	15.23%	8.45%	8.69%

Composite Adjusted to Reflect Estimated Fees and Expenses of Class S Shares	37.23%	15.91%	9.10%	9.34%

Composite Adjusted to Reflect Estimated Fees and Expenses of Class I Shares	37.82%	16.42%	9.58%	9.82%

Composite Adjusted to Reflect Estimated Fees and Expenses of Class N Shares	37.88%	16.47%	9.63%	9.88%

Composite Adjusted to Reflect Estimated Fees and Expenses of Class T Shares	37.56%	16.20%	9.37%	9.62%

MSCI World IndexSM(1)	27.67%	12.57%	8.74%	9.47%
(reflects no deduction for expenses, fees, or taxes, except foreign withholding taxes)

(1)

The MSCI World Index is a free float-adjusted market capitalization-weighted index that is designed to measure the equity market performance of developed market countries in North America, Europe, and the Asia/Pacific Region.

(2)	Calculated assuming maximum permitted sales loads.
(3)	The one year return is calculated to include the contingent deferred sales charge.

40	Janus Investment Fund

SUPPLEMENTAL PERFORMANCE INFORMATION

Because Janus Capital, together with its affiliates (collectively referred to as “Janus Henderson Investors”), manages other accounts in a substantially similar manner to the way in which Janus Capital expects to manage the Fund, the following supplemental performance information is being provided to assist prospective investors in making an informed investment decision. The following table provides historical performance information for the Janus Henderson Global Sustainable Equity Composite (the “Composite”), a composite of all accounts managed by Janus Henderson Investors with substantially similar investment objectives, policies, and investment strategies as the Fund. The Composite was obtained from the records maintained by Janus Henderson Investors. The following presentation shows the Composite performance gross of fees and also as adjusted to reflect the estimated net expenses of Class D Shares of the Fund, which include the effect of fee waivers and/or expense reimbursements, as applicable. As of December 31, 2019, the Composite consisted of two non-U.S. pooled investment vehicles. The MSCI World IndexSM (net of foreign withholding taxes) is the benchmark for the Fund and the MSCI World IndexSM (gross of foreign withholding taxes) is the benchmark for the Composite.

Please note that the Composite does not represent the performance of the Fund. The Composite performance should not be considered a substitute for the Fund’s performance, and the Composite performance is not necessarily an indication of the Fund’s future performance.

The accounts included in the Composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed on mutual funds by the Investment Company Act of 1940, as amended, and the Internal Revenue Code, which, if applicable, may have adversely affected the performance of these accounts. Accordingly, performance of the Fund may differ from accounts comprising the Composite due to such differences.

The Composite is calculated differently than the method used for calculating Fund performance pursuant to Securities and Exchange Commission guidelines. Composite returns are net of transaction costs and gross of non-reclaimable withholding taxes. The gross performance results presented do not reflect the deduction of investment advisory fees. Returns will be reduced by such advisory fees and other expenses. The Composite is asset weighted by beginning-of-period asset values. Investment results are time-weighted performance calculations representing total return. Returns are calculated using geometric linking of monthly returns. The Composite is valued at least monthly, taking into account cash flows. All realized and unrealized capital gains and losses, as well as all dividends and interest from investments and cash balances, are included. Equity dividends are accrued as of the ex-dividend date. Investment transactions are accounted for on a trade date basis. The base currency of the Composite is British Pounds and has been converted to U.S. dollars for purposes of this presentation. Composite results include all actual fee paying, discretionary portfolios with substantially similar investment objectives, policies, and investment strategies as the Fund including those clients no longer with Janus Henderson Investors. Accounts are included in the Composite beginning with the first full month of performance to the present or to the cessation of the client’s relationship with Janus Henderson Investors. Terminated accounts are included through the last full month in which they were fully invested. No alterations of the Composite have occurred due to changes in personnel.

Average Annual Total Returns for periods ended December 31, 2019

	1 Year	3 Years	5 Years	10 Years

Janus Henderson Global Sustainable Equity Composite	39.04%	17.47%	10.57%	10.82%

MSCI World IndexSM(1)	28.40%	13.20%	9.36%	10.08%
(reflects no deduction for expenses, fees, or taxes)

Composite Adjusted to Reflect Estimated Fees and Expenses of Class D Shares	37.70%	16.31%	9.48%	9.72%

MSCI World IndexSM(1)	27.67%	12.57%	8.74%	9.47%
(reflects no deduction for expenses, fees, or taxes, except foreign withholding taxes)

(1)

The MSCI World Index is a free float-adjusted market capitalization-weighted index that is designed to measure the equity market performance of developed market countries in North America, Europe, and the Asia/Pacific Region.

37	Janus Investment Fund